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03013737 [UNITED] STATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RTX Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Pine Street, Suite 500
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Hiestand **(415) 274-5667**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**CA**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Hiestand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RTX Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF February 2003

NOTARY PUBLIC

Notary Public

ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004

Signature

Controller
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)
For the Year Ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)
Financial Statements and Supplemental Information

Year Ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

Board of Directors
RTX Securities Corporation

We have audited the accompanying statement of financial condition of RTX Securities Corporation (the Company) (a wholly owned subsidiary of Ratexchange Corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RTX Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 24, 2003

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 236,767
Securities owned:	
Marketable, at fair value	764,421
Not readily marketable, at estimated fair value	16,067
Deposit at clearing organization	500,000
Due from clearing broker	124,054
Accounts receivable, net of doubtful accounts of $7,500	27,661
Equipment and fixtures, net	6,374
Receivable from affiliated companies, net	153,801
Prepaid expenses and other assets	84,687
Total assets	$1,913,832
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 84,379
Commissions payable	325,351
Accrued liabilities	54,831
Due to clearing and other brokers	63,550
Total liabilities	528,111
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	1,458,650
Accumulated deficit	(107,929)
Total stockholder's equity	1,385,721
Total liabilities and stockholder's equity	$1,913,832

See accompanying notes to financial statements.

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Statement of Operations

Year Ended December 31, 2002

Revenue:	
Commissions	$5,658,187
Principal transactions	467,572
Investment banking	313,967
Interest income	17,332
Other	4,240
Total revenue	6,461,298
Operating expenses:	
Compensation and benefits	3,787,781
Brokerage and clearing fees	987,051
Professional services	144,242
Occupancy and equipment	154,547
Communications and technology	276,915
Depreciation and amortization	580
Other	615,484
Total expenses	5,966,600
Income before income taxes	494,698
Income tax provision	(168,197)
Net income	$ 326,501

See accompanying notes to financial statements.

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2001	$ 35,000	$1,290,453	$ (434,430)	$ 891,023
Capital contribution	–	168,197	–	168,197
Net income	–	–	326,501	326,501
Balances, December 31, 2002	$ 35,000	$1,458,650	$ (107,929)	$1,385,721

See accompanying notes to financial statements.

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Statement of Cash Flows

Year Ended December 31, 2002

Operating activities	
Net income	$ 326,501
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on securities owned	89,628
Depreciation and amortization	580
Common stock received for services	(18,817)
Change in operating assets and liabilities:	
Increase in marketable securities owned	(851,299)
Increase in deposits at clearing organization	(500,000)
Increase in due from clearing broker	(124,054)
Increase in accounts receivable	(27,661)
Increase in receivable from affiliated companies	(262,854)
Increase in prepaid expenses and other assets	(84,687)
Increase in accounts payable	84,379
Increase in commissions payable	325,351
Increase in accrued liabilities	54,831
Increase in due to clearing and other brokers	63,550
Net cash used in operating activities	(924,552)
Investing activities	
Purchase of equipment and fixtures	(6,954)
Net cash used in investing activities	(6,954)
Financing activities	
Capital contribution	168,197
Net cash provided by financing activities	168,197
Net decrease in cash and cash equivalents	(763,309)
Cash and cash equivalents, beginning of year	1,000,076
Cash and cash equivalents, end of year	$ 236,767

See accompanying notes to financial statements.

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Notes to Financial Statements

1. Description of Business

RTX Securities Corporation (RTX Securities or the Company), a wholly-owned subsidiary of Ratexchange Corporation (Ratexchange), is a securities broker-dealer and investment bank focused on emerging growth companies and growth-oriented institutional investors. The Company provides sales and trading services primarily to institutions, as well as advisory and investment banking services to corporate clients. RTX Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company is a licensed broker-dealer in all fifty states and Washington, D.C. and is located in San Francisco, California.

In December 2001, Ratexchange acquired Spider Securities, Inc. and changed the name of the entity to RTX Securities Corporation. Ratexchange contributed $1,000,000 of capital to RTX Securities and provided certain administrative support to RTX Securities during 2002.

2. Summary of Significant Accounting Policies

Basis and Presentation

The accompanying financial statements are presented using accounting principles generally accepted in the United States (US GAAP); however, the financial statements do not necessarily reflect the financial position and results of operations as if the Company were an independent entity. The preparation of US GAAP basis financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Securities Owned

Securities owned by the Company are carried at market value based on quoted market prices, with unrealized gains and losses included in the statement of operations as a component of principal transaction revenue. The cost basis of each investment sold is specifically identified for purposes of computing realized gain and losses.

In connection with certain capital markets advisory services, the Company has received and holds common stock and stock warrants of the issuing companies. The Company discounts the market value of its securities owned that contain sale restrictions. Warrants to purchase stock in public and private companies that are owned by the Company are carried at the estimated fair value. The Company estimates the fair value of the warrants using a Black-Scholes valuation model, with unrealized gains and losses included in the statement of operations as a component of principal transaction revenue.

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over useful lives of three to five years.

Institutional Brokerage Revenues

Principal transaction revenue consists of revenue earned from customers' purchases and sales of securities in which the Company acts as principal and gains and losses on the Company's securities positions. Commissions consist of commissions earned from executing stock exchange-listed securities and other transactions as an agent. Revenue generated from institutional brokerage transactions and related expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by Ratexchange Corporation, the parent company of RTX Securities. Federal income taxes are calculated as if the Company filed a return on a separate basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse.

Concentrations

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include securities owned, cash deposited with clearing organization, receivables, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities.

3. Securities Owned

The Company provides brokerage and dealing services to clients for equity and debt securities. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions in securities based on expectations of future market movements and conditions. As of December 31, 2002, fair value of marketable securities owned by the Company was approximately $764,000.

Securities owned that are not readily marketable consisted of common stock held with sale restrictions. As of December 31, 2002, the discounted fair value of restricted common stock owned by the Company was approximately $16,000.

4. Equipment and Fixtures

Equipment and fixtures consisted of computer equipment. Cost and accumulated depreciation of the computer equipment as of December 31, 2002 are $7,000 and $1,000, respectively.

5. Deposit at Clearing Organization

Deposit at clearing organization as of December 31, 2002 consists of cash and cash equivalents on deposit with the Company's clearing organization. The Company clears all of its brokerage transactions through another broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary.

6. Related-Party Transactions

During the year ended December 31, 2002, certain operating expenses of RTX Securities were incurred by Ratexchange in accordance with an expense sharing agreement. The expense sharing agreement provides that certain overhead costs assumed by Ratexchange will not be reimbursable by the Company. Therefore, the stand-alone financial statements of RTX Securities for the year ended December 31, 2002 do not necessarily reflect all of the operating expenses that otherwise would have been incurred if the Company were an independent entity.

Operating expenses incurred by Ratexchange that were not allocated to its wholly-owned subsidiaries, including RTX Securities, consisted of certain compensation and benefits of its officers and employees, professional fees related to accounting services, costs to support the information technology infrastructure, office rents, insurance and office supplies.

7. Income Taxes

The Company is included in a consolidated tax return filed by Ratexchange. The provision for income taxes allocated to the Company of approximately $168,000, is based on its contribution to the earnings of the consolidated group. During 2002, Ratexchange forgave the amount receivable from the Company for income taxes and, as a result this amount has been recorded as a capital contribution in the financial statements of the Company.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2002, RTX Securities had regulatory net capital, as defined, of approximately $975,000, which exceeded the amount required by approximately $875,000. RTX Securities is exempt from Rules 15c3-3 and 17a-13 under the Securities Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

Supplemental Information

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2002

Net capital	
Total stockholder's equity, from Statement of Financial Condition	$1,385,721
Nonallowable assets	
Accounts receivable, net	27,661
Equipment and fixtures, net	6,374
Receivable from affiliated companies, net	153,801
Prepaid expenses and other assets	84,687
Total nonallowable assets	272,523
Net capital before haircut on securities owned	1,113,198
Haircuts on securities owned	138,210
Net capital	974,988
Computation of basic net capital requirement	
Net capital requirement	100,000
Net capital in excess of requirement	$ 874,988
Aggregate indebtedness:	
Accounts payable	$ 84,379
Commissions payable	325,351
Accrued liabilities	54,831
Due to clearing and other brokers	63,550
Total aggregate indebtedness	$ 528,111
Ratio of aggregate indebtedness to net capital	0.54 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 956,250
Audit adjustment to reduce compensation	18,738
Net capital per above	$ 974,988

RTX Securities Corporation
(A wholly owned subsidiary of Ratexchange Corporation)

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholder
RTX Securities Corporation

In planning and performing our audit of the financial statements of RTX Securities Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of the differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 24, 2003